[Letterhead of Sutherland Asbill & Brennan LLP]

July 28, 2011

VIA EDGAR

Ms. Mary A. Cole
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:         Oxford Lane Capital Corp.
Registration Statement on Form N-2
Filed June 3, 2011
File No. 333-174722

Dear Ms. Cole:

On behalf of Oxford Lane Capital Corp. (the “Company”), set forth below is the Company’s response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on July 18, 2011 with respect to Amendment No. 1 to the Company’s registration statement on Form N-2 (File No. 333-174722), filed with the Commission on June 13, 2011 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”).  The Staff’s comments are set forth below and are followed by the Company’s response.

Investment Advisory Agreement – Management Fee

1.	Please revise your disclosure regarding the calculation of your incentive fee to include examples of how you may accrue income from your investments that you have not yet received in cash.

The Company has revised the disclosure set forth in the “Investment Advisory Agreement – Management Fee” section of the Prospectus in response to the Staff’s comment.

Ms. Mary A. Cole
July 28, 2011

2.	Please revise your disclosure to further clarify how the incentive fee hurdle rate is calculated.

The Company has revised the disclosure set forth in the “Investment Advisory Agreement – Management Fee” section of the Prospectus in response to the Staff’s comment.

Investment Advisory Agreement – Payment of Our Expenses

3.	Please revise your disclosure to clarify whether references to “we” and “our” refer to Oxford Lane Capital Corp. or its investment adviser.

The Company respectfully refers the Staff to the disclosure set forth in the second italicized paragraph under the “Summary” section of the Prospectus, which clarifies that references to “we” and “our” refer to the Company.

*          *          *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:           Jonathan H. Cohen / Oxford Lane Capital Corp.
 John J. Mahon, Esq. / Sutherland Asbill & Brennan LLP